Exhibit 3.12
Limited Liability Company
Agreement
Of
Sparks Finance LLC
     This Limited Liability Company Agreement is entered into as of August 27, 2007, by Swift Transportation Co., Inc., an Arizona corporation (the “Member”) as the sole member of Sparks Finance LLC (the “Company”). The Member desires to form a limited liability company pursuant to the Limited Liability Company laws of the State of Delaware upon the following terms and conditions:
ARTICLE 1
     The name of the company is Sparks Finance, LLC. Its principal place of business is 2200 South 75th Avenue, Phoenix, AZ 85043.
ARTICLE 2
Business, Purpose, and Term of Company
     Section 2.1 Purpose. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be organized.
     Section 2.2 Term of Company; Certificate of Formation. The term of the Company shall commence on the date the Certificate of Formation is filed with the Secretary of State of Delaware in accordance with the provisions of the Act and shall continue on a perpetual basis unless dissolved pursuant to Article 7 of this Agreement.
     Section 2.3 Delaware Registered Offices and Agent for Service of Process. The Company shall maintain a Delaware registered office and agent for service of process as required by the Act. If the registered agent ceases to act as such for any reason or the registered office shall change, then the Member may designate a replacement registered agent or file a notice of change of address of the registered office.
     Section 2.4 Sole Member. The Company shall at all times be and remain a single member limited liability company, and it shall not have more than one Member at any time; nor shall the Member be entitled to divide or subdivide the Membership Interest in any manner whatsoever.
ARTICLE 3
Capital contributions; Issuance of Membership Units
     Section 3.1 Capital Contribution by Member. On or before the date of this Agreement, the Member shall have committed to the Company to provide certain capital contributions as specifically set forth on Exhibit B, Except as specifically set forth in Section 3.1, the Member is not obligated to make any Capital Contributions to the Company.
     Section 3.2 Capital Accounts. A Capital Account shall be maintained for the Member to which shall be credited (i) the Member’s Capital Contributions and (ii) all Company revenues. The Capital Account shall be debited with (A) all costs, expenses, and losses of the Company and (B) the amount of any distributions (including return of capital) made to the Member. No interest shall be paid on the Member’s Capital Account.
     Section 3.3 Issuance of Membership Units. Upon receipt from the Member of the Capital Contribution as set forth in Section 3.1 above, the Company shall issue 1,000 membership units to the Member. The Membership Interest shall be evidenced by a Certificate of Membership Interest issued by the Company, in the form set forth as Exhibit C hereto. No other Membership Interest or units thereof shall be issued without the prior written consent of the Member.
ARTICLE 4
Income, Deductions and Distributions
     Section 4.1 Income. All items of income, gain, loss, deduction and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and state income tax purposes as items of income, gain, loss, deduction and credit of the Member.
     Section 4.2 Allocation of Distributions. To the fullest extent permitted by law, all distributions of cash or other assets of the Company shall be made to the Member when and as determined by the Member.
ARTICLE 5
Management of the Company
     Section 5.1 General. The Member shall be the Managing Member and shall be responsible for the management of the Company. The Managing Member shall have the right, power and authority to manage, direct and control all of the business and affairs of the Company, to transact business on behalf of the Company, to sign for the Company or on behalf of the Company or otherwise to bind the Company.
ARTICLE 6
Managing Member
     Section 6.1 Delegation of Powers of Managing Member. The Managing Member shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to delegate the management, control, administration, and operation of the business and affairs of the Company or the custody of the Company’s assets for all purposes stated in this Agreement. Such delegation shall be as provided in such documentation as the Managing Member shall determine.

Any such delegation shall not cause the Managing Member to cease to be the Managing Member.
     Section 6.2 Officers. The Managing Member may appoint individuals with or without such titles as it may elect, including the titles of President, Vice President, Treasurer, and Secretary, to act on behalf of the Company with such power and authority as the Managing Member may delegate in writing to any such persons.
     Section 6.3 Powers of Managing Member. The Managing Member shall have the right, power and authority, in the management of the business and affairs of the Company, to do or cause to be done any and all acts deemed by the Managing Member to be necessary or appropriate to effectuate the business, purposes and objectives of the Company at the expense of the Company, including but not limited to the execution of all documents or instruments in all matters necessary, desirable, convenient or incidental to the purpose of the Company or the making of investments of Company funds.
     Section 6.4 Reliance by Third Parties. Any person or entity dealing with the Company may rely on a certificate signed by the Managing Member as to:
          (a) the identity of the Managing Member;
          (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Managing Member or are in any matter germane to the affairs of the Company;
          (c) the persons who or entities which are authorized to execute and deliver any instrument or document of or on behalf of the Company; or
          (d) any act or failure to act by the Company or as to any other matter whatsoever involving the Company.
ARTICLE 7
Dissolution
     Section 7.1 Required Dissolution. The Company shall be dissolved, and shall wind up its affairs, upon the first to occur of the following;
          (a) the determination by the Member to dissolve the Company;
          (b) the termination of the legal existence of the last remaining member of the company or the occurrence of any other event which terminates the continued membership of the last remaining member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Act; or
          (c) the entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act.

     Section 7.2 Permitted Dissolution. The Company may be dissolved by the Member in its discretion.
ARTICLE 8
Limitations on Dissolution
     Section 8.1 Limitations on Dissolution. Notwithstanding any other provision of this Agreement, the bankruptcy (as defined in the Act) of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.
ARTICLE 9
Governing Law
     Section 9.1 Governing Law. This Agreement, including its existence, validity, construction and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.
ARTICLE 10
Indemnification and Fiduciary Duties
     Section 10.1 Exemption from Liability. To the maximum extent permitted by applicable law, the Managing Member shall not be liable to the Company or any other third party (i) for mistakes of judgment, (ii) for any act or omission suffered or taken by it, or (iii) for losses due to any such mistakes, action or inaction.
     Section 10.2 Indemnification. Except as may be restricted by applicable law, the Managing Member shall not be liable for and the Company shall indemnify the Managing Member against, and agrees to hold the Managing Member harmless from, all liabilities and claims (including reasonable attorney’s fees and expenses in defending against such liabilities and claims) against the Managing Member, arising from the Managing Member’s performance of its duties in conformance with the terms of this Agreement.
     Section 10.3 Reliance of Experts. The Managing Member may consult with legal counsel or accountants selected by the Managing Member and, to the maximum extent permitted by applicable law, any action or omission suffered or taken in good faith in reliance and in accordance with the written opinion or advice of any such counsel or accountants (provided such counsel or accountants have been selected with reasonable care) shall be fully protected and justified with respect to the action or omission so suffered or taken.
     Section 10.4 Insurance. The Company shall have the power to purchase insurance on behalf of any person who is or was a Member or agent of the Company against any such claims, demands, losses, damages, liabilities or expenses incurred by such person in such capacity or arising out of such persons’ status as a Member or agent of the Company, whether or not the Company would have the power to indemnify such person under the provisions of Section 10.2 or under applicable law.

     Section 10.5 Other Activities. The Member may engage in activities outside of the Company, including activities that complete with the Company and the Member shall have no duty to make any report or accounting to the Company. The Member shall devote whatever time, effort and skill as such Member, in its discretion, deems appropriate for the operation of the Company.
     Section 10.6 Fiduciary Duties. The fiduciary duties of the Member to the Company are hereby eliminated except to the limited extent expressly provided in this Agreement.
ARTICLE 11
Winding Up and Distribution of Assets
     Section 11.1 Winding Up. If the Company is dissolved, the Member shall wind up the affairs of the Company.
     Section 11.2 Distribution of Assets. Upon the winding up of the Company, subject to the provisions of the Act, the Member (or, if there is no Member, the personal representative of the last remaining Member) shall pay or make reasonable provision to pay all claims and obligations of the Company, including all costs and expenses of the liquidation and all contingent, conditional or unmatured claims and obligations that are known to the Member (or, if there is no Member, the personal representative of the last remaining Member) but for which the identity of the claimant is unknown. If there are sufficient assets, such claims and obligations shall be paid in full and any such provision shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefore. Any remaining assets shall be distributed to the Member.
     Section 11.3 Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company shall have been distributed to the Member in the manner provided for in this Agreement and (11) the Certificate of Formation shall have been canceled in the manner required by the Act.
     Section 11.4 Disregarded Entity. The company is being formed as, and shall remain, a single member limited liability company. So long as there is only one Member, the Company shall be treated as a disregarded entity for federal and state income tax purposes under Section 7701 of the Code, (the Treasury Regulations thereunder, and applicable state law, and neither the Company or the Member, shall take any action or make any election which is inconsistent with such tax treatment. Anything to the contrary herein notwithstanding, the Company shall not, whether by taking or failing to take any voluntary act, by authorizing or permitting another Person or governmental entity to take or fail to take any voluntary act, or by failing to oppose any attempted act by any other Person or governmental entity, either (a) elect to classify the Company as a corporation for tax purposes or (b) otherwise change its status, for tax purposes, in any way whatsoever from that of a disregarded entity.

ARTICLE 12
Definitions
     As used herein, the following terms shall have the indicated definitions.
     12.1 “Act” means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101 et seq., as may be amended from time to time. .
     12.2 “Affiliate” means a person or entity that directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, the person or entity specified; for purposes hereof, the term “control” shall include, without limitation, (i) the ownership or control of power to vote ten percent (10%) or more of the outstanding equity interests of any such entity, directly or indirectly, (ii) the control in any manner over the election of more than one director or trustee (or persons exercising similar functions) of such entity, or (iii) the possession, direct or indirect, of the power to direct or cause the direction of the management and/or policies of such entity, whether through the ownership of voting securities, by contract, or otherwise.
     12.3 “Agreement” means this Limited Liability Company Agreement, as may be amended from time to time.
     12.4 “Capital Account” means a separate accounting maintained with respect to the Member pursuant to Section 3.3 of this Agreement.
     12.5 “Capital Contribution” means the contribution by the Member to capital of the Company.
     12.6 “Certificate of Formation” means the Certificate of Formation of the Company as filed with the Delaware Secretary of State on August 27, 2007, as the same may be amended from time to time.
12.7	“Company” means Sparks Finance LLC, a Delaware limited liability company.
12.8	“Managing Member” means the Member.
     12.9 “Member” means Swift Transportation Co., Inc., an Arizona corporation, and any person or entity subsequently admitted as the member of the Company in accordance with the terms of this Agreement.
     12.10 “Membership Interest” means the limited liability company interest of the Member in the Company, including any and all rights, powers, benefits, duties or obligations conferred or imposed on the Member under the Act or this Agreement.
     12.11 “Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, estate, sole proprietor, association, or similar entity or group.

     IN WITNESS WHEREOF, the Member has executed and delivered this Limited Liability Company Agreement the day and year first above written.

MEMBER:

Swift Transportation Co., Inc. an Arizona corporation

By:	/s/ Jerry Moyes

Name:	Jerry Moyes
Its:	Chief Executive Officer